UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 18 August 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc

LEI: 213800ZVIELEA55JMJ32

18 August 2026

Diageo announces the appointment of R. Alexandra Keith to its Board of Directors

Diageo announces the appointment of R. Alexandra ("Alex") Keith as a Non-Executive Director, effective 5 November 2026 subject to shareholder approval.

Alex Keith is an accomplished global business leader with more than 35 years of international consumer goods experience. Most recently, she served as Chief Executive Officer of Procter & Gamble's Beauty business, where she led one of the world's leading beauty portfolios. During her tenure, she drove meaningful growth through innovation, portfolio development, strategic acquisitions and organizational transformation.

Alex brings extensive international leadership experience across North America, Europe and Asia, with expertise spanning general management, consumer products, brand building, supply chain and enterprise leadership. She has a strong track record of building global brands, scaling complex businesses and creating long-term shareholder value through innovation, disciplined execution and portfolio strategy.

Since 2020, Alex has served as a non-executive director of Thermo Fisher Scientific Inc., a major US-based life sciences company.

Subject to the approval of shareholders at the Annual General Meeting, Alex will be joining the Board on 5 November 2026 and will become a member of the Board's Remuneration and Nomination Committees from the same date.

Diageo Chair, Sir John Manzoni, said:

"I am delighted Alex has agreed to join the Diageo Board. She brings recent chief executive experience in the consumer goods industry, leading and transforming branded businesses, and shaping portfolios to respond to consumer trends, including in the US.

"We are looking forward to welcoming Alex to the Board, as part of our continuing process to build out the expertise of the Diageo Board to help drive the transformation and improved competitiveness of the business."

Diageo confirms that there are no further details to be disclosed  pursuant to Listing Rule 6.4.8 in respect of this appointment.

ENDS

For further information please contact: Media relations:

Rebecca Perry	+44 (0) 7590 809 101
Clare Cavana	+44 (0) 7751 742 072
press@diageo.com	+44 (0) 7803 856 200
Investor relations:
Sonya Ghobrial	+44 (0) 7392 784 784
Andy Ryan Grace Murphy	+44 (0) 7803 854 842 +44 (0) 7514 726 167
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Crafting iconic drinks chosen for life's moments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 18 August 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary